UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 29, 2020

YATRA ONLINE, INC.

Gulf Adiba, 4th Floor, Plot No. 272, Phase-II,

Udyog Vihar, Sector-20,

Gurgaon, Haryana 122008

India

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ATB Acquisition Settlement

On July 20, 2017, we, through our subsidiary Yatra Online Private Limited, or Yatra India, agreed to acquire all of the outstanding shares of Air Travel Bureau Private Limited (formerly known as Air Travel Bureau Limited), or ATB, pursuant to a Share Purchase Agreement, or ATB Share Purchase Agreement, by and among Yatra India, ATB and the sellers party thereto, or the Sellers. Pursuant to the terms of the ATB Share Purchase Agreement, we: (a) acquired a majority of the outstanding shares of ATB on August 4, 2017 in exchange for a payment of approximately INR 510 million and (b) agreed to acquire the balance of the outstanding shares of ATB in exchange for a final payment, or Final Payment, to be made at a second closing, or Second Closing. Further, in FY19, Yatra India had also made an advance payment of INR 200 million towards the acquisition of the balance outstanding shares of ATB.

On October 14, 2019, Yatra India and ATB entered into a Settlement and Amendment Agreement, or Settlement Agreement, with Mr. Sunil Narain, or Mr. Narain, and ATB Finance and Investment Private Limited, or ATB Finance and, together with Mr. Narain, the Sellers, pursuant to which Yatra India, ATB and the Sellers, or collectively, the Parties, have agreed, subject to the conditions set forth in the Settlement Agreement, to settle any and all disputes and claims arising from or relating to the ATB Share Purchase Agreement and also to amend certain terms of the ATB Share Purchase Agreement .

 Pursuant to the Settlement Agreement, in October 2019, the Parties filed a joint application for disposal, in terms of the Settlement Agreement, of the arbitration proceedings that had previously been initiated by Yatra India against Mr. Narain and a related appeal previously filed by Mr. Narain with the High Court of Delhi. In October, 2019, the arbitration proceedings terminated and a consent award was passed by the arbitrator. Also in October, 2019 the related appeal was disposed of by the High Court of Delhi, in terms of the Settlement Agreement. In addition, pursuant to the Settlement Agreement, in October 2019, the Parties filed a joint petition with the High Court of Delhi to quash a First Information Report and all proceedings arising therefrom, which the High Court granted in December 2019, subject to certain costs imposed on Yatra India, however, following an appeal filed by Yatra India, the Supreme Court of India, issued an order in February, 2020, in which it, inter alia, reversed the cost. Finally, pursuant to the Settlement Agreement, each Party appointed an accounting firm to proceed with the calculation of the final purchase price adjustments necessary to determine the amount of a final payment to be made by Yatra India to Sellers under the ATB Share Purchase Agreement, as amended, and that process was concluded today July 29, 2020.

The amount of the final payment to be paid by Yatra India to Sellers under the ATB share purchase agreement has been determined to be INR 800 million, which is INR 390 million lower as against the earnout contingency provision of INR 1,190 million per our last balance sheet.  Post this settlement, ATB will become a 100% subsidiary of Yatra, which will allow for greater integration of the business going forward.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: July 29, 2020	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer